                                 EXHIBIT 12.1

                     COMPUTATION OF RATIO OF EARNINGS TO
                    FIXED CHARGES AND RATIO OF EARNINGS TO
                     COMBINED FIXED CHARGES AND PREFERRED
                                  DIVIDENDS

The ratio of earnings to fixed charges for the Company (including its predecessor-in-interest, Sundance Enterprises, Inc., the partnerships affiliated with Sundance Enterprises, Inc., and the Company's subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on net income (loss) from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.



                                                       YEAR ENDED
                          9 MONTHS                    DECEMBER 31,
                           ENDED    ------------------------------------------------------------
                           9/30/97      1996         1995           1994        1993      1992
                           -------  ----------      ------         ------     -------     ------
                                                     (UNAUDITED, IN THOUSANDS)
Earnings:
 Net income                 $   20,909  $ 21,953(1) $ 13,591     $    8,924    $   288   $  272
 Add fixed charges other
 than capitalized interest      10,397    11,277       6,420          4,894      5,280    5,522
                            ----------  --------    --------     ----------    --------  ------

                            $   31,306  $ 33,230    $ 20,011     $   13,818    $ 5,568   $5,794
                            ==========  ========    ========     ==========    =======   ======

Fixed Charges:
 Interest expense           $   10,397  $ 11,277    $  6,420     $    4,894    $ 5,280   $5,522
 Preferred OP distribution       1,879     1,670          --             --         --       --
 Capitalized interest              445       380         192             58         --       --
                            ----------  --------    --------     ----------    -------   ------

 Total fixed charges        $   12,721  $ 13,327    $  6,612     $    4,952    $ 5,280   $5,522
                            ==========  ========    ========     ==========    =======   ======

Ratio of Earnings to
 Fixed Charges:                 2.46:1    2.49:1      3.03:1         2.79:1     1.05:1   1.05:1




(1)  Before extraordinary item